UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number) Michael S. Barish 2401 E. Second Ave. Ste 400 Denver, Colorado 80206 303-302-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Michael S. Barish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 8,700,456
BENEFICIALLY	8	SHARED VOTING POWER 443,929
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,700,456
PERSON WITH	10	SHARED DISPOSITIVE POWER 443,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,144,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.75%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Joyce F. Barish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 434,429
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 434,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Joyce F. Barish Irrevocable Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 5,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Michael S. Barish Irrevocable Spousal Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 5,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Barish Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 4,500
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Explanatory Note:  This Amendment No. 2 amends the information provided in the prior Schedule 13Ds (the “Prior Schedule 13Ds”) filed by Michael S. Barish with the Securities and Exchange Commission (“SEC”) on July 14, 2009 and September 10, 2009.  This Amendment No. 2 is being filed in order to reflect an increase in Mr. Barish’s beneficial ownership resulting from: (1) the conversion of a $188,910.96 bridge loan beneficially held by Mr. Barish into: (i) a note that is convertible into additional shares of the Issuer’s common stock and (ii)warrants to purchase additional shares of the Issuer’s common stock; (2) the investment of an additional $100,000 of personal funds, for which Mr. Barish received (i) a convertible note and (ii) warrants to purchase additional shares of the Issuer’s common stock; and (3) the vesting of stock options.  As a result, this Amendment No. 2 amends the information provided in Items 2-7 below.  There were no material changes to the information provided in Item 1 of Mr. Barish’s Prior Schedule 13Ds.

Item 2 - Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(f)  This statement on Schedule 13D is filed by Michael S. Barish, a United States citizen, Joyce F. Barish, his spouse and a United States citizen, the Joyce F. Barish Irrevocable Children’s Trust (the “Children’s Trust”), the Michael S. Barish Irrevocable Spousal Trust (the “Spousal Trust”, and together with the Children’s Trust, the “Trusts”), and the Barish Family Foundation (the “Foundation”), which are all three organized under the laws of Colorado.  The address of Mr. Barish and his spouse is 2401 East 2nd Avenue, Ste. 400, Denver, CO 80206.  Mr. Barish retired from his position as Chief Investment Officer of Lazarus Investment Partners, LLLP (“Lazarus”) as of June 30, 2009.  Lazarus is located at 2401 East 2nd Avenue, Ste. 600, Denver, CO 80206.

1)  Mr. Barish serves as the President of the Foundation and the Trustee of the Children’s Trust.  Mrs. Barish serves as the Trustee of the Spousal Trust.  The address for the Foundation and the Trusts is 5761 East Nassau Place, Englewood, Colorado 80111.

During the last five years, none of Mr. Barish or his spouse, the Foundation or the Trusts, nor any of their respective directors, trustees, executive officers or controlling persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On June 30, 2009, Mr. Barish used a combination of sources to purchase 145 shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase 72 shares of Series A Stock (the “Warrant”) on June 30, 2009.    Mr. Barish exchanged securities of the Issuer he held that were valued by the Issuer at $45,000 and made a cash payment out of personal funds in the amount of $100,000.  Upon retirement from Lazarus on June 30, 2009, Mr. Barish received his proportionate interest of the Issuer’s shares and warrants held by Lazarus.  Mr. Barish received 204 shares of the Series A Preferred Stock and a Warrant to purchase 102 shares of Series A Preferred Stock.  Mrs. Barish received 53 shares of the Series A Preferred Stock and a Warrant to purchase 27 shares of Series A Preferred Stock as her distribution from Lazarus.  The shares of common stock held by the Foundation and the Trusts were acquired by cash payments from their operating funds.  Mr. Barish also holds previously purchased shares of the Issuer’s common stock that were acquired by personal funds.

On July 7, 2009, Mr. Barish was appointed to the Board of Directors of the Issuer.  For his service, Mr. Barish was granted five (5) year Stock Options (“Options”) to purchase 23,000 shares of common stock at an exercise price of $0.07 per share, the market closing price on the date of grant.  The Options vest pro rata on a monthly basis, on the last day of each month, over a period of twelve months.

On September 1, 2009, Mr. Barish entered into a Bridge Loan with the Issuer.  In consideration for the loan, Mr. Barish was issued a five (5) year Warrant to purchase 75,000 shares of common stock (“Common Stock Warrant”) at an exercise price of $0.25 per share.

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On May 6, 2010, Mr. Barish: (1) converted a $188,910.96 Bridge Loan into: (i) a $188,910.96 note (the “Note”) that is convertible into the Issuer’s common stock; and (ii) warrants to purchase 1,889,110 additional shares of the Issuer’s common stock (the “2010 Warrants”); and (2) invested $100,000 of his personal funds in (i) a $100,000 Note and (ii) additional 2010 Warrants to purchase 1,000,000 shares of the Issuer’s common stock.  The Note bears interest at 8% per year, payable quarterly in cash, additional Notes, or in registered common stock of the Issuer, at the option of the Issuer, and matures on May 6, 2013.  The Note can be converted into shares of the Issuer’s common stock at any time, initially at a conversion price of $0.10 per share. The Note will automatically convert into shares of the Issuer’s common stock in the event (i) there is an effective registration statement registering the resale under the Securities Act of 1933 of the underlying stock (“Conversion Shares”) or the Conversion Shares are eligible to be resold without restriction or limitation under Rule 144 under the Securities Act, and (ii)  the closing bid price of the Issuer’s common stock as quoted on the OTC Bulletin Board or other principal trading market is at least $0.25 per share for 20 out of 30 consecutive trading days with an average daily trading volume of at least one million shares.  The Note is secured by a subordinated lien on all assets of the Issuer.  The 2010 Warrants entitle Mr. Barish to purchase one share of the Issuer’s common stock at a price of $0.20 per share, and contain customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer’s assets) and piggyback registration rights.  The 2010 Warrants expire May 6, 2015.  As of May 6, 2010, Mr. Barish also holds stock options to purchase 23,000 shares of the Issuer’s common stock that are currently exercisable or exercisable within 60 days of May 6, 2010, an increase of 15,334 shares over that reported in Amendment No. 1 to Schedule 13D, as filed with the SEC on September 10, 2009.

Item 4 - Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

(a)-(i) The purpose of the June 30, 2009 transaction was to acquire the Series A Stock and Warrant.   Each Warrant has a term of five (5) years with an exercise price of  $1,250 per share.  The reporting person may exercise the Warrant at any time.  At the election of the reporting person, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit A to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4)

The purpose of the July 8, 2009 transaction was for the Issuer to provide compensation to Mr. Barish for his service on the Issuer’s Board of Directors, Audit Committee and Governance, Compensation and Nominating Committee.  The Options will vest pro rata on a monthly basis during Mr. Barish’s term of service.  If Mr. Barish’s directorship with the Issuer is terminated during the option period for any reason, Options granted to him which are not exercisable on such date thereupon terminate.

The purpose of the September 1, 2009 transaction was for Mr. Barish to provide a short term loan to the Issuer.  The Issuer will repay the principal amount of $75,000, together with accrued interest from the date of disbursement hereunder on the unpaid principal balance at the rate of 15% per annum.  The principal and interest of this Promissory Note is due in full on November 16, 2009.

The purpose of the May 6, 2010 transaction was for: (i) Mr. Barish to convert an $188,910.96 Bridge Loan into the Note and the 2010 Warrants; and (ii) invest an additional $100,000 in the Issuer’s Notes and 2010 Warrants, as described in Item 3 above.   With regard to the Issuer’s capitalization as of May 6, 2010, the Issuer issued an aggregate of $4,200,000 in Notes and 42,000,000 warrants to purchase common stock.   Consideration for the Notes and warrants consisted of $3,265,000 in cash and $935,000 from the conversion of existing obligations of the Issuer into the Notes.

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Item 5 - Interest in Securities of the Issuer

(a)    Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number of shares of common stock of the Issuer that Mr. Barish beneficially owns is 9,144,385, including 109,236 shares of common stock currently held, shares of common stock issuable upon conversion of the 402 shares of Series A Stock, 201 shares of Series A Stock underlying the Series A Warrant, 2,889,110 shares issuable upon conversion of the Note, stock options to purchase 23,000 shares of common stock currently exercisable or exercisable within 60 days of May 6, 2010, and warrants to purchase 3,064,110 shares of common stock.  The aggregate number of shares of the Issuer’s common stock that Mr. Barish beneficially owns represents 42.75% of the Issuer’s outstanding common stock, based on 12,398,249 shares of such common stock outstanding as of December 31, 2010 and assuming:  (i) the conversion of Mr. Barish’s Series A Stock and Notes; and (ii) exercise of Mr. Barish’s Series A Warrant, common stock warrants and stock options that are currently exercisable or exercisable within 60 days of May 6, 2010.

The aggregate number of shares of common stock of the Issuer that Mrs. Barish beneficially owns is 434,429. This includes shares of common stock issuable upon conversion of the 53 shares of Series A Stock and 27 shares of Series A Stock underlying the Warrants held by Mrs. Barish, as well as 5,000 shares of common stock held by Michael S. Barish Irrevocable Spousal Trust, of which Mrs. Barish is Trustee.  The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns represents 3.39% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Spousal Trust beneficially owns is 5,000. The aggregate number of shares of common stock of the Issuer that the Spousal Trust beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Children’s Trust beneficially owns is 5,000. The aggregate number of shares of common stock of the Issuer that the Children’s Trust beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Foundation beneficially owns is 4,500. The aggregate number of shares of common stock of the Issuer that the Foundation beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

As of December 31, 2009, the Issuer had 12,398,249 shares of common stock outstanding, 7,586 shares of Series A Stock outstanding, and warrants to purchase 4,164 shares of Series A Stock outstanding.

(b)   Mr. Barish has the sole power to vote or to direct the voting of 8,700,456 shares of common stock, beneficially owned by him.  Mr. Barish has the sole power to dispose or direct the disposition of 8,700,456 shares of common stock, beneficially owned by him.  Mr. Barish has shared power to vote or to direct the vote of 443,929 shares of common stock, held by Mrs. Barish, the Spousal Trust, the Children’s Trust, and the Foundation.  Mr. Barish has shared power to dispose or to direct the disposition of 443,429 shares of common stock, held by Mrs. Barish, the Spousal Trust, the Children’s Trust, and the Foundation.

Mrs. Barish does have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by her.  Mrs. Barish does have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by her.  Mrs. Barish has shared power to vote or to direct the vote of 434,429 shares of common stock, held by Mrs. Barish and the Spousal Trust.  Mrs. Barish has shared power to dispose or to direct the disposition of 434,429 shares of common stock, held by Mrs. Barish and the Spousal Trust.

The Spousal Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Spousal Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Spousal Trust has shared power to vote or to direct the vote of 5,000 shares of common stock, held by the Spousal Trust. The Spousal Trust has shared power to dispose or to direct the disposition of 5,000 shares of common stock held by the Spousal Trust.

The Children’s Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Children’s Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Children’s Trust has shared power to vote or to direct the vote of 5,000 shares of common stock, held by the Children’s Trust. The Children’s Trust has shared power to dispose or to direct the disposition of 5,000 shares of common stock, held by the Children’s Trust.

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The Foundation does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Foundation does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Foundation has shared power to vote or to direct the vote of 4,500 shares of common stock, held by the Foundation. The Foundation has shared power to dispose or to direct the disposition of 4,500 shares of common stock, held by the Foundation.

(c)   On June 30, 2009, Mr. Barish entered into a privately-negotiated agreement with the Issuer pursuant to which he acquired 145 shares of Series A Stock and a Warrant to purchase 72 shares of Series A Stock.  The reporting person paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.  Upon Mr. Barish’s resignation from Lazarus, Mr. and Mrs. Barish received their proportionate interest of the Issuer’s Series A Stock and Warrant to purchase Series A Stock held by Lazarus.  Mr. Barish received 204 shares of Series A Stock and a Warrant to purchase 102 shares of Series A Stock.  Mrs. Barish received 53 shares of Series A Stock and a Warrant to purchase 27 shares of Series A Stock.

On July 7, 2009, Mr. Barish was appointed to the Board of Directors of the Issuer.  For his service, he was granted five (5) year Stock Options (“Options”) to purchase 23,000 shares of common stock at an exercise price of $0.07 per share, the market closing price on the date of grant.  The Options vest pro rata on a monthly basis, on the last day of each month, over a period of twelve months.

On September 1, 2009, for value received, the Issuer issued a Promissory Note to Mr. Barish.  In consideration for the loan, Mr. Barish was issued a five (5) year Warrant to purchase 75,000 shares of common stock at an exercise price of $0.25 per share.

On May 6, 2010, Mr. Barish agreed to: (1) convert a $188,910.96 Bridge Loan into (i) a $188,910.96 Note and (ii) the 2010 Warrants to purchase 1,889,110 shares of the Issuer’s common stock; and (2) invest $100,000 of his personal funds in (i) a $100,000 Note and (ii) additional 2010 Warrants to purchase 1,000,000 shares of the Issuer’s common stock, as described in Item 3 above. The Note bears interest at 8% per year, payable quarterly in cash, additional Notes, or in registered common stock of the Issuer, at the option of the Issuer, and matures on May 6, 2013.  The Note can be converted into shares of the Issuer’s common stock at any time, initially at a conversion price of $0.10 per share. The Note will automatically convert into shares of the Issuer’s common stock in the event (i) there is an effective registration statement registering the resale under the Securities Act of 1933 of the Conversion Shares or the Conversion Shares are eligible to be resold without restriction or limitation under Rule 144 under the Securities Act, and (ii) the closing bid price of the Issuer’s common stock as quoted on the OTC Bulletin Board or other principal trading market is at least $0.25 per share for 20 out of 30 consecutive trading days with an average daily trading volume of at least one million shares.  The Note is secured by a subordinated lien on all assets of the Issuer.  The 2010 Warrants entitle Mr. Barish to purchase one share of the Issuer’s common stock at a price of $0.20 per share, and contain customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer’s assets) and piggyback registration rights.  The 2010 Warrants expire May 6, 2015.  As of May 6, 2010, Mr. Barish also holds stock options to purchase 23,000 shares of the Issuer’s common stock that are currently exercisable or exercisable within 60 days of May 6, 2010, an increase of 15,334 shares over that reported in Amendment No. 1 to Schedule 13D, as filed with the SEC on September 10, 2009.

(d)   The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e)    Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraph is hereby added to the end of Item 6 of the Original Schedule 13D:

On June 30, 2009, Mr. Barish and the Issuer entered into an Investor Rights Agreement on June 30, 2009 (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights on the shares of common stock underlying the Series A Stock to the reporting person.  The description of the terms of the Investor Rights Agreement are qualified in their entirety by reference to the Investor Rights Agreement (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Schedule 13D).

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Mr. Barish received a Promissory Note from the Issuer in return for a loan made to the Issuer by Mr. Barish. The Issuer will repay the principal amount of $75,000, together with accrued interest from the date of disbursement hereunder on the unpaid principal balance at the rate of 15% per annum.  The principal and interest of this Note is due in full on November 16, 2009.

On May 6, 2010, Mr. Barish entered the transaction described in Items 3 and 5 above.  The description of the terms of the Note and the 2010 Warrants is qualified in its entirety by reference to the Form of Convertible Note Agreement and the Form of 2010 Warrant Agreement, respectively, (which are included as Exhibits G and H to this Schedule 13D and are incorporated herein by reference).  As of May 6, 2010, Mr. Barish also holds stock options to purchase 23,000 shares of the Issuer’s common stock that are currently exercisable or exercisable within 60 days of May 6, 2010, an increase of 15,334 shares over that reported in Amendment No. 1 to Schedule 13D, as filed with the SEC on September 10, 2009.  A Form of Stock Option Agreement has been included as Exhibit F to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

A.	Certificate of Designations (incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

B.	Form of Series A Preferred Stock Warrant (incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

C.	Investor Rights Agreement (incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

D.	Form of Promissory Note (Bridge Loan) (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).

E.	Form of Common Stock Warrant Agreement (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed September 5, 2007).

F.	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed March 7, 2006).

G.	Form of Convertible Note Agreement.

H.	Form of 2010 Warrant Agreement, issued May 6, 2010.

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Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AeroGrow International, Inc. and further agree that this joint filing agreement be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of September, 2009.

/s/ Michael S. Barish
Michael S. Barish

/s/ Joyce F. Barish
Joyce F. Barish

Joyce F. Barish Irrevocable Children’s Trust

By: /s/ Michael S. Barish
Michael S. Barish, Trustee

Michael S. Barish Irrevocable Spousal Trust

By: /s/ Joyce F. Barish
Joyce F. Barish, Trustee

Barish Family Foundation

By: /s/ Michael S. Barish
Michael S. Barish, President

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2010
Date /s/ Michael S. Barish
Signature Michael S. Barish
Name/Title

Attention:  Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

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Exhibit G

THIS SUBORDINATED SECURED CONVERTIBLE PROMISSORY NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE INDEBTEDNESS EVIDENCED HEREBY ARE SUBJECT TO A SUBORDINATION AND INTERCREDITOR AGREEMENT AMONG FCC, LLC, d/b/a FIRST CAPITAL, GVC CAPITAL LLC (AS AGENT FOR THE INITIAL HOLDER OF THIS NOTE AND THE HOLDERS OF THE OTHER NOTES OF THIS SERIES) AND THE COMPANY, AND SUCH SUBORDINATION AND INTERCREDITOR AGREEMENT SHALL BE BINDING ON ALL FUTURE HOLDERS OF THIS NOTE AND ALL RENEWALS, REPLACEMENTS AND MODIFICATIONS WITH RESPECT TO THIS NOTE.

No. [2010-1]	U.S. $________
Original Issue Date: May 6, 2010

SUBORDINATED SECURED 8% CONVERTIBLE PROMISSORY NOTE
DUE May 6, 2013

           THIS PROMISSORY NOTE is one of a duly authorized issue of Subordinated Secured Convertible Promissory Notes of  AEROGROW INTERNATIONAL, INC., a Nevada corporation, (the “Company”), designated as its Series A Subordinated Secured 8% Convertible Promissory Notes (the “Promissory Notes”) due on May 6, 2013 (the “Maturity Date”), in an aggregate principal amount of up to $8.4 million plus accrued but unpaid interest.

           FOR VALUE RECEIVED, the Company promises to pay to  , the registered holder hereof (the "Holder"), the principal sum of _________and 00/100  Dollars (US $________)  and to pay interest on the principal sum outstanding from time to time in arrears at the rate of 8% per annum, accruing from May 6, 2010 (“Issue Date”) and payable in accordance with Section 4 hereof.  Accrual of interest shall commence on the first such business day to occur after the Issue Date and shall continue to accrue on a daily basis until payment in full of the principal sum has been made or duly provided for.

           The Company shall pay principal and accrued interest on or before the Maturity Date.

           This Promissory Note is being issued pursuant to the terms of the Subscription Agreement (the “Subscription Agreement”), to which the Company and the Holder (or the Holder’s predecessor in interest) are parties.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement.

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           This Promissory Note is subject to the following additional provisions.

Section 1.          Collateral, and Pari Passu.

(a)       This Promissory Note is one of a series of Promissory Notes known as the Series A Subordinated Secured 8% Convertible Promissory Notes in an aggregate principal amount of up to $8.4 million plus accrued but unpaid interest.  No payments will be made to the holder of this Promissory Note unless a proportional payment (based on outstanding principal amount) is made with respect to all other Promissory Notes of the Series.  Upon liquidation, this Promissory Note will be treated in pari passu with all other Promissory Notes of the Series.

(b)       The repayment of this Promissory Note is secured by a subordinated security interest in all of the tangible and intangible assets of the Company.  The security interest is held under a Security Agreement dated May 6, 2010 for the benefit of all holders of Promissory Notes issued as part of this Series.  The rights of the Noteholders under the Security Agreement are further subject to the provisions of a Collateral Agent Agreement executed concurrently therewith.

Section 2.          No Sale or Transfer.  This Promissory Note may not be sold, transferred, assigned, hypothecated or divided into two or more Promissory Notes of smaller denominations except to the extent such sale, transfer, assignment, hypothecation or division is in compliance with federal and applicable state securities laws, the compliance with which must be established to the reasonable satisfaction of the Company.

Section 3.          Limitations on Debt.  Until all Promissory Notes issued in this Series are repaid in full or converted into shares of Common Stock in accordance with their terms, the Company may not create, incur, assume, or suffer to exist any other indebtedness, except for (a) Indebtedness under the FCC, LLC loan documents, together with any renewals, extensions, refinancing, substitutions or modifications thereof; (b) indebtedness existing on the date hereof, together with any renewals, extensions, refinancing, substitution or modifications thereof, (c) Indebtedness that is subordinated to the Promissory Notes and (d) indebtedness incurred in the ordinary course of business.

Section 4.          Provisions Regarding Payment of Interest.  Interest hereunder will be paid to the Holder quarterly,on the last day of the months of January, April, July and October, with the first interest payment due on or before October 31, 2010.    If not paid previously, all interest will be payable at the Maturity Date.  At the option of the Company, interest may be paid (i) in cash, or (ii) in the form of shares of the Company’s common stock, provided that (A) the resale of the shares of common stock by the Holder has been registered under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to an effective registration statement filed under the Securities Act, and (B) the shares of common stock are valued at the moving average Market Price, as defined herein,  of the common stock as quoted on the OTC Bulletin Board or other principal trading market of the shares over the 30 trading days immediately preceding the interest payment date, but not to exceed $.25.

Section 5.          (a)   “Event of Default” wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

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(i)            Any default in the payment of the principal of or interest on this Promissory Note as and when the same shall become due and payable, (whether on the Maturity Date or by acceleration or otherwise);

(ii)           The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of, this Promissory Note, the Security Agreement or any other agreement between the Company and the holder hereof, and such failure or breach shall not have been remedied within 30 days after the date on which notice of such failure or breach shall have been given;

(iii)           The Company shall commence a voluntary case under the United States Bankruptcy Code or insolvency laws as now or hereafter in effect or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against the Company under the Bankruptcy Code and the petition is not controverted within 30 days, or is not dismissed within 60 days, after commencement of such involuntary case; or a “custodian” (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of the Company or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay its debts generally as they become due; or the Company shall call a meeting of all of its creditors with a view to arranging a composition or adjustment of its debts; or the Company shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing.

(b)      Remedies.  The Holder, together with all other holders of Promissory Notes based on a majority vote by principal amount of the Holders of all other Promissory Notes (a “Majority of the Holders”), may declare a default under Section 5(a)(i) upon not less than 30 days’ written notice to the Company.  If the Company fails to cure an Event of Default within such period (or if the cure cannot be reasonably completed within such period, commence the cure of the Event of Default and diligently pursue such cure), then the principal amount hereof together with all accrued and unpaid interest shall accrue interest at the rate of eighteen (18%), and a Majority of the Holders may:

(i)     Declare all amounts due under the Promissory Notes immediately due and owing and exercise all rights with respect thereto under the Security Agreement or permitted by law;

(ii)    Apply to a court with its seat in Colorado that has jurisdiction over the Company for the appointment of a receiver to manage the assets and operations of the Company;

(iii)   Convert all of the Promissory Notes into common stock of the Company; or

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(iv)   Assert any other remedy available at law or in equity.

                Section 6.          Prepayment.  The Company may prepay this Promissory Note in whole or in part at any time prior to the Maturity Date upon not less than 30 days’ written notice to the Holder.

                Section 7.          Definitions.  For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of Colorado are authorized or required by law or other government action to close.

“Company” means AeroGrow International, Inc., a Nevada corporation.

“Conversion Amount” shall mean the total of unpaid principal and accrued but unpaid interest at the date such amount is determined.

“Conversion Price” shall mean $0.10 per share; provided, however, that in the event that the Company consummates a financing or series of financings of equity securities in the aggregate gross amount of more than $1.0 million at a price per share or price per share equivalent of less than $.10 per share (the “Lower Price”),  then the Conversion Price shall automatically be adjusted to the Lower Price.

“Conversion Shares” shall mean the shares of the Company’s common stock issued or issuable upon conversion of the Promissory Notes.

“Promissory Notes” means the Promissory Notes, or any of them, as the context may require.

“Holder” means any Person who is a registered holder of this Promissory Note as listed in the books of the Company.

“Interest Payment Date” is as defined in the paragraph entitled “FOR VALUE RECEIVED,” above.

“Majority of the Holders” is as defined in Section 5(b).

“Market Price” at any date shall be deemed to be (i) if the principal trading market for such securities is any exchange, the last reported sale price, on each Trading Day for which determination is made as officially reported on any consolidated tape, (ii) if the principal market for such securities is the over-the-counter market, the closing prices (or, if no closing price, the closing bid price) on such Trading Days as set forth by Nasdaq or other registered exchange or the OTC Bulletin Board (whichever is the principal market for the Company’s common stock) as reported at http://finance.yahoo.com or, (iii) if the security is not quoted on Nasdaq or other registered exchange or the OTC Bulletin Board, the average bid and asked price as set forth on www.pinksheets.com or (if not available) in the National Quotation Bureau sheet listing such securities for such day.  Notwithstanding the foregoing, if there is no reported closing price or bid price, as the case may be, on any of the ten trading days preceding the event requiring a determination of Market Price hereunder, then the Market Price shall be determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

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“Material Adverse Effect” means a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of the Company taken as a whole.

“Maturity Date” means the date defined in the first paragraph or (if earlier) the date of any prepayment or acceleration.

“Original Issue Date” shall mean the date this Promissory Note is purchased by the initial holder.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Strike Price” means the Conversion Price, as adjusted as set forth in Section 8(d), below.

“Trading Day” means a day in which the market on which shares of the Company’s common stock are principally traded is open for trading, whether or not any shares of the Company’s common stock are actually traded on that day.

                Section 8.          Conversion.

a.        Voluntary Conversion.  At any time before this Promissory Note has been paid, upon written notice to the Company, the Holder may convert the Conversion Amount into shares of the Company’s common stock by dividing the Conversion Amount by the Conversion Price.

b.        Mandatory Automatic Conversion.      The Conversion Amount shall automatically convert into shares of the Company’s common stock at the then current Conversion Price upon ten (10) days’ written notice to the Holder (“Conversion Notice”) in the event (i) a Registration Statement registering for resale under the Securities Act, the Conversion Shares, has been filed with the Securities and Exchange Commission and is in effect on the date of Conversion Notice, or all of the Conversion Shares can be resold by the Holders at one time pursuant to Rule 144 under the Securities Act,  (ii) there exists on the date of written notice a public trading market for the Company's Common Stock and such shares are listed for quotation on the NASDAQ Stock Market, a registered exchange or OTC Bulletin Board,  (iii) the Market Price of the Company's Common Stock has equaled or exceeded $.25 for twenty (20) out of the last thirty (30) consecutive Trading Days immediately preceding the date of such notice, and (iv) the average daily trading volume of the Common Stock for the twenty (20) out of the last thirty (30) consecutive Trading Days immediately preceding the date of such notice was at least 1,000,000 shares.  In the event of such automatic conversion, the rights of Holder under this Note and collateral documents shall immediately terminate, interest under this Note shall cease to accrue and thereafter Holder’s sole right and the sole right evidenced by this Note shall be to entitle the Holder, upon surrender of this Note to the Company, to receive shares of the Company’s common stock as provided for herein.

c.         Limitation on Conversion.  Notwithstanding any other provision hereof, in no event (except (i) as specifically provided herein as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the Company’s Common Stock or (iii) for a Holder who is immediately prior to the conversion of this Promissory Note is the beneficial owner of five  percent or more of the issued and outstanding shares of the Company’s Common Stock) shall the Holder be entitled to convert any portion of this Promissory Note, or shall the Company have the obligation to convert such Promissory Note (and the Company shall not have the right to pay interest hereon in shares of Common Stock) to the extent that, after such conversion or issuance of stock in payment of interest, the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Promissory Notes or other convertible securities or of the unexercised portion of warrants or other rights to purchase Common Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Promissory Notes with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such conversion).  For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, except as otherwise provided in clause (1) of such sentence.  The Holder, by its acceptance of this Promissory Note, further agrees that if the Holder transfers or assigns any of the Promissory Notes to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee’s or assignee’s specific agreement to be bound by the provisions of this Section 8(c) as if such transferee or assignee were the original Holder hereof.  Nothing herein shall preclude the Holder from disposing of a sufficient number of other shares of Common Stock beneficially owned by the Holder so as to thereafter permit the continued conversion of this Promissory Note. . The provisions of this paragraph 8(c) (i) shall not apply to any Holder who, without regard to this Note and the underlying Conversion Shares is the beneficial owner, within the meaning of Rule 13d-3) of 5% or more of the Company’s issued and outstanding shares of common stock, (ii) can be waived by agreement of the Company and the Holder, and (iii) shall terminate in the event the provisions of paragraph 8(b) regarding mandatory automatic conversion are triggered and become operative.

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d.        Manner of Converison. Voluntary conversion provided for in paragraph 8(a) above shall be effectuated by faxing a Notice of Conversion (as defined below) to the Company as provided in this paragraph.  The Notice of Conversion shall be executed by the Holder of this Promissory Note and shall evidence such Holder's intention to convert this Promissory Note or a specified portion hereof in the form annexed hereto as Exhibit A. No fractional shares of Common Stock or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share.  The date on which notice of conversion is given (the "Conversion Date") shall be deemed to be the date on which the Holder faxes or otherwise delivers the conversion notice ("Notice of Conversion") to the Company so that it is received by the Company on or before such specified date, provided that, if such conversion would convert the entire remaining principal of this Promissory Note, the Holder shall deliver to the Company the original Promissory Notes being converted no later than five (5) business days thereafter.  Facsimile delivery of the Notice of Conversion shall be accepted by the Company at facsimile number 303-350-4770, Attention : Greg Clarke.  Certificates representing Common Stock upon conversion (“Conversion Certificates”) will be delivered to the Holder at the address specified in the Notice of Conversion (which may be the Holder’s address for notices as contemplated by the Subscription Agreement or a different address), via express courier, by electronic transfer or otherwise, as provided in Section 8(e)(iii) below, and, if interest is paid by Common Stock, the Interest Payment Date. The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 8(d) on the Conversion Date.

e.         Nature of Common Stock Issued.

(i)             When issued upon conversion of the Promissory Notes pursuant to Section 8(a) or (b) hereof, the Conversion Shares will be legally and validly issued, fully-paid and non-assessable.

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(ii)            Upon any conversion, this Promissory Note will be deemed cancelled and of no further force and effect, representing only the right to receive the Conversion Shares, regardless whether the Holder delivers this Promissory Note to the Company for cancellation.

(iii)           As soon as possible after a conversion has been effected (and subject to the Holder having returned the Promissory Note to the Company for cancellation), the Company will deliver to the converting holder a certificate or certificates representing the Conversion Shares issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified.  If any fractional share of common stock would be issuable upon any conversion, the Company will pay the holder of the Conversion Shares an amount equal to the Market Price of such fractional share.

(iv)           The issuance of certificates for shares of Conversion Shares will be made without charge.

(v)            The Company will not close its books against the transfer of the Conversion Shares issued or issuable in any manner which interferes with the conversion of this Promissory Note.

f.         Conversion Price Dilution Adjustment.  In order to prevent dilution of the conversion rights granted under this Section, the Conversion Price and the Strike Price will be subject to adjustment from time to time pursuant to this Section 8f.

(i)             If the Company at any time subdivides (by any stock split, stock dividend or otherwise) its outstanding shares of common stock into a greater number of shares, the Conversion Price and the Strike Price in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of common stock into a smaller number of shares, the Conversion Price and the Strike Price in effect immediately prior to such combination will be proportionately increased.

(ii)            In the event of a judicial or non-judicial dissolution of the Company, the conversion rights and privileges of the Holder shall terminate on a date, as fixed by the Board of Directors of the Company, not more than 45 days and not less than 30 days before the date of such dissolution. The reference to shares of common stock herein shall be deemed to include shares of any class into which said shares of common stock may be changed.

(iii)           Adjustment for Dividends.  In the event the Company shall make or issue, or shall have issued, or shall fix a record date for the determination of holders of common stock entitled to receive a dividend or the distribution (other than a distribution otherwise provided for herein) payable in (a) securities of the Company other than shares of common stock or (b) assets (including cash paid or payable out of capital or capital surplus or surplus created as a result of a revaluation of property, but excluding the cumulative dividends payable with respect to an authorized series of Preferred Stock), then and in each such event provision shall be made so that the holders of Promissory Notes shall receive upon conversion thereof in addition to the number of shares of common stock receivable thereupon, the number of securities or such other assets of the Company which they would have received had their Promissory Notes been converted into common stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities or such other assets receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph  with respect to Holders.

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(iv)           Adjustment for Capital Reorganization or Reclassification.  If the common stock issuable upon the conversion of the Promissory Notes shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise then and in each such event the holder of the Promissory Notes shall have the right thereafter to convert such Promissory Notes and receive the kind an amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of common stock into which such Promissory Note might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(v)           Adjustment of Number of Shares.  Anything in this Certificate to the contrary notwithstanding, in case the Company shall at any time issue Common Stock or convertible securities by way of dividend or other distribution on any stock of the Company or subdivide or combine the outstanding shares of Common Stock, the Strike Price shall be proportionately decreased in the case of such issuance (on the day following the date fixed for determining shareholders entitled to receive such dividend or other distribution) or decreased in the case of such subdivision or increased in the case of such combination (on the date that such subdivision or combination shall become effective).

(vi)           No Adjustment for Small Amounts.  Anything in this paragraph to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Strike Price unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Strike Price by at least one cent, but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Strike Price by at least one cent, such change in the Strike Price shall thereupon be given effect.

Section 9.          No Impairment.  Except as expressly provided herein, no provision of this Promissory Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Promissory Note at the time, place, and rate, and in the coin or currency, herein prescribed.  This Promissory Note is a direct obligation of the Company.

Section 10.        No Rights as a Shareholder.  This Promissory Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings.

Section 11.        No recourse shall be had for the payment of the principal of, or the interest on, this Promissory Note, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

Section 12.        All payments contemplated hereby to be made “in cash” shall be made in immediately available good funds of United States of America currency by wire transfer to an account designated in writing by the Holder to the Company (which account may be changed by notice similarly given).  All payments of cash and each delivery of shares of Common Stock issuable to the Holder as contemplated hereby shall be made to the Holder at the address last appearing on the Promissory Note Register of the Company as designated in writing by the Holder from time to time; except that the Holder can designate, by notice to the Company, a different delivery address for any one or more specific payments or deliveries.

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Section 13.        The Holder of the Promissory Note, by acceptance hereof, agrees that this Promissory Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Promissory Note or the shares of Common Stock issuable upon conversion thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

Section 14.        The Promissory Notes will initially be issued in denominations determined by the Company, but are exchangeable for an equal aggregate principal amount of Promissory Notes of different denominations, as requested by the Holder surrendering the same.  No service charge will be made for such registration or transfer or exchange.

Section 15.        The Company shall be entitled to withhold from all payments of principal of, and interest on, this Promissory Note any amounts required to be withheld under the applicable provisions of the United States income tax laws or other applicable laws at the time of such payments, and Holder shall execute and deliver all required documentation in connection therewith.

Section 16         This Promissory Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"), and other applicable state and foreign securities laws and the terms of the Subscription Agreement.  In the event of any proposed transfer of this Promissory Note, the Company may require, prior to issuance of a new Promissory Note in the name of such other person, that it receive reasonable transfer documentation that is sufficient to evidence that such proposed transfer complies with the Act and other applicable state and foreign securities laws and the terms of the Subscription Agreement.  Prior to due presentment for transfer of this Promissory Note, the Company and any agent of the Company may treat the person in whose name this Promissory Note is duly registered on the Company's Promissory Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Promissory Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 17.        Mutilated, Lost or Stolen Promissory Notes.  If this Promissory Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Promissory Note, or in lieu of or in substitution for a lost, stolen or destroyed Promissory Note, a new Promissory Note for the principal amount of this Promissory Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Promissory Note, and of the ownership hereof, and adequate indemnity, if requested, all reasonably satisfactory to the Company.

Section 18.        Governing Law.  This Promissory Note shall be governed by and construed in accordance with the laws of the State of Colorado.  Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of Boulder, Colorado, or the state courts of the State of Colorado sitting in Boulder County, Colorado in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under any of this Promissory Note.

Section 19.        Waiver of Jury Trial; No Other Waivers.    The Company and the Holder hereby waive the right to a trial by jury in any action, proceeding or counterclaim in respect of any matter arising out or in connection with this Promissory Note.  Any waiver by the Company or the Holder of a breach of any provision of this Promissory Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Promissory Note.  The failure of the Company or the Holder to insist upon strict adherence to any term of this Promissory Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Promissory Note.  Any waiver must be in writing.

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Section 20.        Severability. If any provision of this Promissory Note is invalid, illegal or unenforceable, the balance of this Promissory Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

Section 21.        Obligations Due on a Business Day.  Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day (or, if such next succeeding Business Day falls in the next calendar month, the preceding Business Day in the appropriate calendar month).

           IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer duly authorized for such purpose, as of the date first above indicated.

                           AEROGROW INTERNATIONAL, INC.

                           By:________________________________
                                 Jack J. Walker, Chairman and CEO

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NOTICE OF CONVERSION

(To be Executed by the Registered Holder
in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $__________ principal amount of the Note (defined below) and $___________ in accrued and unpaid interest due under the Note into shares of common stock, par value $.001 per share (“Common Stock”), of AeroGrow International, Inc., a Nevada corporation (the “Company”) according to the conditions of the Series A Subordinated Secured Convertible Note of the Company (the “Note”), as of the date written below.  If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates.  No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.  The original certificate evidencing the Note is delivered herewith (or evidence of loss, theft or destruction thereof).

The Company shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DWAC Transfer”).

Name of DTC Prime Broker:

Account Number:

In lieu of receiving shares of Common Stock issuable pursuant to this Notice of Conversion by way of a DWAC Transfer, the undersigned hereby requests that the Company issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder’s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name:

Address:

The Company shall issue and deliver shares of Common Stock to an overnight courier not later than three business days following receipt of the original Note(s) to be converted, and shall make payments pursuant to the Notes for the number of business days such issuance and delivery is late.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Note shall be made pursuant to registration of the securities under the Securities Act of 1933, as amended (the “Act”), or pursuant to an exemption from registration under the Act.

Date of Conversion:___________________________

Applicable Conversion Price:____________________

Number of Shares of Common Stock to be Issued Pursuant to
Conversion of the Notes:___________________

Signature:___________________________________

Name:______________________________________

Address:____________________________________

___________________________________________

SS or Tax I.D. No.____________________________

Exhibit H

NEITHER THIS WARRANT NOR THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR THE SECURITIES COMMISSION OF ANY STATE PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").  NEITHER THIS WARRANT NOR THE SHARES  ISSUABLE UPON EXERCISE HEREOF MAY BE SOLD, PLEDGED, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS, OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE PROVISIONS OF THE SECURITIES ACT AND UNDER PROVISIONS OF APPLICABLE STATE SECURITIES LAWS.

Warrant 2010P_______________

STOCK PURCHASE WARRANT

To Purchase _______________ Shares of Common Stock of

AEROGROW INTERNATIONAL, INC.

THIS CERTIFIES that, for value received, _________________________________, or assigns (the "Holder"), is entitled, upon the terms and subject to the conditions hereinafter set forth, at any time on or after the date of issuance of this Warrant (the "Initial Exercise Date") and on or prior to the close of business on ________________ (the "Termination Date") unless sooner terminated in accordance with the Agreement as hereinbelow defined but not thereafter, to subscribe for and purchase from AeroGrow International, Inc., a Nevada corporation (the "Company"), up to ______________________________ (_______________) shares (the "Warrant Shares") of Common Stock, $0.001 par value per share of the Company (the "Common Stock").  The purchase price of one share of Common Stock (the "Exercise Price") under this Warrant shall be $0.20. The Exercise Price and the number of shares for which the Warrant is exercisable shall be subject to adjustment as provided herein.

1.           Transferability of Warrant.  Prior to the expiration hereof and subject to compliance with applicable laws, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

2.           Authorization of Shares.  The Company covenants that all shares of Common Stock which may be issued upon the exercise of rights represented by this Warrant will, upon exercise of the rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

3.           Exercise of Warrant.

(a)           Except as provided in Paragraph 3(b) herein, exercise of the purchase rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date, and before the close of business on the Termination Date, or such earlier date on which this Warrant may terminate as provided elsewhere in this Warrant, by the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered holder hereof at the address of such holder appearing on the books of the Company) and upon payment of the Exercise Price of the shares thereby purchased in the manner provided for herein, and all taxes required, if any, to be paid by Holder prior to the issuance of such shares pursuant to Paragraph 5.  Upon such exercise, the holder of this Warrant shall be entitled to receive a certificate for the number of shares of Common Stock so purchased. Certificates for shares purchased hereunder shall be delivered to the holder hereof within three (3) business days after the date on which this Warrant shall have been exercised as aforesaid. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised.  If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(b)           Notwithstanding any other provision hereof, in no event (except (i) as specifically provided herein as an exception to this provision, or (ii) while there is outstanding a tender offer for any or all of the shares of the Company’s Common Stock) shall the Holder be entitled to exercise any portion of this Warrant, nor shall the Company have the obligation to accept the exercise of such Warrant to the extent that, after such exercise or issuance of stock in payment of interest, the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other convertible securities or of the unexercised portion of other options or warrants or other rights to purchase Common Stock), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such conversion).  For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, except as otherwise provided in clause (1) of such sentence.  The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee’s or assignee’s specific agreement to be bound by the provisions of this Paragraph 3(b) as if such transferee or assignee were the original Holder hereof.  Nothing herein shall preclude the Holder from disposing of a sufficient number of other shares of Common Stock beneficially owned by the Holder so as to thereafter permit the continued exercise of this Warrant. The provisions of this paragraph 3(b) (i) shall not apply to any Holder who, without regard to this Warrant and the underlying Warrant Shares is the beneficial owner, within the meaning of Rule 13d-3 of 5% or more of the Company’s issued and outstanding shares of common stock, (ii) can be waived by agreement of the Company and the Holder, and (iii) shall terminate in the event the Company exercises its right to redeem the Warrants pursuant to the provisions of paragraph 17 of this Warrant Certificate.

4.           Manner of Payment.  The exercise price of each Warrant shall be paid in cash, certified funds or wire transfer at the time the Warrant is exercised.

5.           No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the Exercise Price.

6.           Charges, Taxes and Expenses.  Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant; provided, however, that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the holder hereof; and provided further, that upon any transfer involving the issuance or delivery of any certificates for shares of Common Stock, the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

7.           Closing of Books.  The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

8.           Transfer, Division and Combination.

(a)           Subject to compliance with any applicable securities laws (including the provision to the Company of an opinion of counsel for the assignor of this Warrant), transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  A Warrant, if properly assigned, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new Warrant issued.

(b)           This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by Holder or its agent or attorney.  Subject to compliance with Paragraph 8(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

(c)           The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Paragraph 8.

(d)           The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

9.           No Rights as Shareholder until Exercise.  This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof.  Upon the exercise (as defined in Paragraph 3(a)), the Warrant Shares so purchased shall be and be deemed to be issued to such holder as the record owner of such shares as of the close of business on the later of the date of such exercise.

10.           Loss, Theft, Destruction or Mutilation of Warrant.  The Company represents and warrants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant certificate or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

11.           Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

12.           Adjustments of Exercise Price and Number of Warrant Shares.

(a)           Stock Splits, etc. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following, (an “Adjustment Event”): The Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issue any shares of its capital stock in a reclassification of the Common Stock. Upon the occurrence of an Adjustment Event,  the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the holder of this Warrant shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which he would have owned or have been entitled to receive had such Warrant been exercised in advance thereof.  Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the holder of this Warrant shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per such Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company resulting from such adjustment.  An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such Adjustment Event.

(b)           Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.  In case (i) the Company shall (A) reorganize its capital, (B) reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or (C) sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation (a “Fundamental Change”) and, (ii) pursuant to the terms of such Fundamental Change, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then the holder of this Warrant shall have the right thereafter to receive, upon exercise of this Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such Fundamental Change by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event.  In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 12.  For purposes of this Paragraph 12, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock.  The foregoing provisions of this Paragraph 12 shall similarly apply to successive Fundamental Changes.

(c)           Anti-Dilution Provisions.

(i)                      Adjustment for Dividends.  In the event the Company shall make or issue, or shall have issued, or shall fix a record date for the determination of holders of common stock entitled to receive a dividend or the distribution (other than a distribution otherwise provided for herein) payable in (a) securities of the Company other than shares of Common Stock or (b) assets (including cash paid or payable out of capital or capital surplus or surplus created as a result of a revaluation of property, but excluding the cumulative dividends payable with respect to an authorized series of Preferred Stock), then and in each such event provision shall be made so that the holders of Warrants shall receive upon exercise thereof in addition to the number of shares of Common Stock receivable thereupon, the number of securities or such other assets of the Company which they would have received had their Warrants been exercised into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the exercise date, retained such securities or such other assets receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph  with respect to Warrrantholders.

(ii)           Adjustment for Capital Reorganization or Reclassification.  If the common stock issuable upon the exercise of the Warrants shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise then and in each such event the holder of the Warrants shall have the right thereafter to exercise such Warrants and receive the kind an amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of common stock into which such Warrant might have been exercised immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(iii)           Adjustment of Number of Shares.  Anything in this Certificate to the contrary notwithstanding, in case the Company shall at any time issue Common Stock or Convertible Securities by way of dividend or other distribution on any stock of the Company or subdivide or combine the outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of such issuance (on the day following the date fixed for determining shareholders entitled to receive such dividend or other distribution) or decreased in the case of such subdivision or increased in the case of such combination (on the date that such subdivision or combination shall become effective).

(iv)           No Adjustment for Small Amounts.  Anything in this paragraph to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Exercise Price unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Exercise Price by at least one cent, but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Exercise Price by at least one cent, such change in the Exercise Price shall thereupon be given effect.

(v)           Number of Shares Adjusted.  Upon any adjustment of the Exercise Price, the Holder of this Warrant shall thereafter (until another such adjustment) be entitled to purchase, at the new Exercise Price, the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares of Common Stock initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the new Exercise Price.

(vi)           Common Stock Defined.  Whenever reference is made in this paragraph 12 to the issue or sale of shares of Common Stock, the term "Common Stock" shall mean the Common Stock of the Company of the class authorized as of the date hereof and any other class of stock ranking on a parity with such Common Stock.  However, subject to the provisions of paragraph 12 hereof, shares issuable upon exercise hereof shall include only shares of the class designated as Common Stock of the Company as of the date hereof.

13.           Voluntary Adjustment by the Company.  The Company may at any time during the term of this Warrant, (i) extend the Termination Date or (ii) reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

14.           Notice of Adjustment.  Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Company shall promptly mail by registered or certified mail, return receipt requested, to the holder of this Warrant notice of such adjustment or adjustments setting forth the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.  Such notice, in absence of manifest error, shall be conclusive evidence of the correctness of such adjustment.

15.           Notice of Corporate Action.  If at any time:

(a)           the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

(b)           there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

(c)           there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 30 days' prior written notice of the record date for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days' prior written notice of the date when the same shall take place.  Such notice in accordance with the foregoing clause also shall specify (i) the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up.  Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 18(d).

16.           Authorized Shares.  The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the NASDAQ Capital Market, or any domestic securities exchange upon which the Common Stock may be listed.

The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment.  Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

17.           Redemption.   The Company shall have the right to redeem any or all outstanding and unexercised Warrants evidenced by this Certificate at a redemption price of $0.001 per Warrant upon fourteen (14) days' written notice in the event (i) a Registration Statement registering for sale under the Securities Act of 1933, as amended (the "Act"), the shares of the Company's Common Stock issuable upon exercise of the Warrant, has been filed with the Securities and Exchange Commission and is in effect on the date of written notice and the redemption date contained therein, (ii) there exists on the date of written notice a public trading market for the Company's Common Stock and such shares are listed for quotation on the NASDAQ Stock Market or OTC Electronic Bulletin Board,  (iii) the public trading price of the Company's Common Stock has equaled or exceeded 150% of the Exercise Price, as then in effect, for twenty (20) or more consecutive Trading Days immediately preceding the date of such notice, and (iv) the average daily trading volume of the Common Stock for the twenty (20) consecutive Trading Days immediately preceding the date of such notice was at least 1,000,000 shares.  On each occasion that the Company elects to exercise its rights of redemption, the Company must mail such written notice within ten (10) days following the satisfaction of all of the foregoing conditions.  The holders of the Warrants called for redemption shall have the right to exercise the Warrants evidenced hereby until the close of business on the date next preceding the date fixed for redemption.  On or after the date fixed for redemption, the holder hereof shall have no rights with respect to this Warrant except the right to receive $0.001 per Warrant upon surrender of this Certificate.

18.           Registration Rights.

(a)           Subject to the various provisions of this paragraph, if at any time the Company proposes to register any of its Common Stock under the Act in connection with the public offering of such securities solely for cash on a form that would also permit the registration of the Common Stock issuable upon exercise of this Warrant (the "Warrant Stock"), the Company shall promptly give Warrantholder written notice of such determination, and the Company, subject to the provisions of this paragraph 18, shall use its best efforts to cause to be registered under the Act all of the Warrant Stock evidenced by this Certificate.

(b)           In connection with any offering involving an underwriting of shares being issued by the Company as described in Paragraph 18(a) above, the Company shall not be required under Paragraph 18(a) hereof to include Holder's Warrant Stock in such underwriting unless it accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the written opinion of the underwriters, jeopardize the success of the offering by the Company.  If the total number of shares of Warrant Stock to be included in such offering is an amount of securities that the underwriters state in their written opinion jeopardizes the success of the offering, the Company shall only be required to include in the offering so many of the shares of Warrant Stock as the underwriters opine (in writing) will not jeopardize the success of the offering, subject to the following provisions and exceptions:

(c)           Except as provided in Paragraph 18(d) below, all limitations on the number of shares of Warrant Stock to be included in the applicable underwriting shall be pro rata with respect to the number of shares of Warrant Stock reserved for issuance pursuant to outstanding Warrants of the same class as the Warrants represented by this Certificate.  If Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter, and any shares excluded or withdrawn from such underwriting shall be withdrawn from registration.

(d)           Notwithstanding any provision to the contrary elsewhere herein; (i) if Directors and Officers of the Company elect to include any shares of Common Stock held by them in any registration effected by the Company as described in Paragraph 18(a) hereof, then such shares, subject to the underwriter's opinion and percentage limitations described in Paragraph (d)(ii) immediately following, shall be considered entitled to  "piggyback registration" rights under Paragraph 18(c) hereof, and (ii) if the underwriter for an underwriting contemplated under Paragraph 18(a) hereof determines that marketing factors permit the registration of securities other than those offered for the Company's account in such underwriting ("Piggybacked Securities"), the registration rights granted elsewhere herein to the Holder shall apply to such number of the registrable securities requested to be registered by such Directors and Officers.

(e)           In connection with the preparation and filing of the Registration Statement, the Company agrees to (i) use its best efforts to cause such Registration Statement to become and remain effective until the Termination Date; (ii) prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective until the Termination Date; (iii) furnish to the Holder such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act of 1933, as amended (the "Act"), and such other documents as Holder may reasonably request in order to facilitate the disposition of the shares of Common Stock; and (iv) use its best efforts to register and qualify the shares of Common Stock covered by such Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be identified by the warrant holders for the distribution of the securities covered by the Registration Statement.

(f)           All expenses incurred in connection with the registration, offering and distribution of the shares of Common Stock underlying this Warrant including fees and disbursements of counsel, shall be borne by the Company, including, without limitation, Securities and Exchange Commission filing fees, Blue Sky filing fees, printing costs, accounting fees costs, transfer agent fees, and any other miscellaneous costs and disbursements.  Each Holder participating in the Registration shall be liable for any and all underwriting discounts, brokerage commissions or other fees or expenses incurred in connection with the sale or other disposition by Holder of the shares of Common Stock covered by the Registration Statement.

(g)           To the extent permitted by law, Holder will indemnify and hold harmless the Company, and its directors, officers, employees, agents and representatives, as well as its controlling persons (within the meaning of the Act) against any losses, claims, damages, liabilities, or expenses, including without limitation, attorney's fees and disbursements, which arise out of or are based upon any violation by Holder of the Act or under the Securities Exchange Act of 1934, or any rule or regulation promulgated thereunder applicable to Holder, or arise out of or are based upon any untrue statement or omission of Holder in the Subscription Agreement between the Company and Holder, or arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission, or alleged omission was made in such Registration Statement in reliance upon and in conformity with information furnished by Holder in writing, expressly for use in connection with such Registration Statement.

(h)           To the extent permitted by law, the Company will indemnify and hold harmless Holder, including its officers, directors, employees, agents, and representatives, against any losses, claims, damages, liabilities, or expenses, including without limitation attorney's fees and disbursements, to which Holder may become subject under the Act to the extent that such losses, claims, damages or liabilities arise out of or are based upon any violation by the Company of the Act or under the Securities Exchange Act of 1934, or any rule or regulation promulgated thereunder applicable to the Company, or arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arise out of any violation by the Company of any rule or regulation promulgated under the Act applicable to the Company and relating to action or inaction required of the Company in connection with such Registration Statement; provided, however, that the indemnity agreement contained in this paragraph shall not apply to any loss, damage or liability to the extent that same arises out of or is based upon an untrue statement or omission made in connection with such Registration Statement in reliance upon and in conformity with information furnished in writing expressly for use in connection with such Registration Statement by Holder.

(i)           Holder undertakes to comply with all applicable laws governing the distribution of securities in connection with Holder's sale of Common Stock of the Company acquired pursuant to the exercise of this Warrant, including, without limitation, Regulation M under the Securities Exchange Act of 1934, and to notify the Company of any changes in Holder's plan of distribution, including the determination of the public offering price and any dealer concession or discount so that the Company can sticker or amend the Registration Statement as the Company deems appropriate in its sole discretion.

19.           Miscellaneous.

(a)           Jurisdiction. This Warrant shall be binding upon any successors or assigns of the Company.  This Warrant shall constitute a contract under the laws of Colorado without regard to its conflict of law, principles or rules, and be subject to arbitration pursuant to the terms set forth in the Agreement.

(b)           Restrictions.  The holder hereof acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws and by the Agreement.

(c)           Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date.  If the Company fails to comply with any provision of this Warrant, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(d)           Notices.  Any notice, request or other document required or permitted to be given or delivered to the holder hereof by the Company shall be delivered in accordance with the notice provisions of the Agreement.

(e)           Limitation of Liability.  No provision hereof, in the absence of affirmative action by Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of Holder hereof, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(f)           Remedies.  Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

(g)           Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

(h)           Cooperation.  The Company shall cooperate with Holder in supplying such information as may be reasonably necessary for Holder to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or any Warrant Shares.

(i)           Indemnification.  The Company agrees to indemnify and hold harmless Holder from and against any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses and disbursements of any kind which may be imposed upon, incurred by or asserted against Holder in any manner relating to or arising out of any failure by the Company to perform or observe in any material respect any of its covenants, agreements, undertakings or obligations set forth in this Warrant; provided, however, that the Company will not be liable hereunder to the extent that any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses or disbursements are found in a final non-appealable judgment by a court to have resulted from Holder's negligence, bad faith or willful misconduct in its capacity as a stockholder or warrantholder of the Company.

(j)           Amendment.  This Warrant may be modified or amended or the provisions hereof waived only with the written consent of the Company and the Holder.

(k)           Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(l)           Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:  _____________, 2010
AEROGROW INTERNATIONAL, INC., a Nevada
corporation

By:

NOTICE OF EXERCISE

To:           AEROGROW INTERNATIONAL, INC.

The undersigned hereby elects to purchase ________ shares of Common Stock (the "Common Stock"), of AEROGROW INTERNATIONAL, INC., pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

_______________________________
(Name)

_______________________________
(Address)

_______________________________

Dated:_____________________

______________________________
Signature

ASSIGNMENT FORM

(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to __________________________________________________________ whose address is

________________________________________________________________________________.

Dated:  ______________, _______

Holder's Signature:                                ___________________________________

Holder's Address:                                ___________________________________

___________________________________

Signature Guaranteed:  ______________________________________

NOTE:  The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.